ARNALL GOLDEN GREGORY LLP
                                 171 17TH STREET, NW
                                   SUITE 2100
                                ATLANTA, GA 30363

                                                      Direct phone: 404.873.8706
                                                        Direct fax: 404.873.8707
                                                      E-mail: robert.dow@agg.com
                                                                     www.agg.com

                                  June 24, 2005


VIA FEDERAL EXPRESS AND EDGAR

Mr. Daniel F. Duchovny
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 0303
100 "F" Street, N.E.
Washington, D.C. 20549

           RE:    COLOR IMAGING, INC.
                  PRELIMINARY SCHEDULE 14A
                  FILED MAY 5, 2005
                  FILE NO. 000-16450

                  SCHEDULE 13E-3
                  FILED MAY 5, 2005-06-02
                  FILE NO. 005-59249

Dear Mr. Duchovny:

     On behalf of Color Imaging, Inc. ("Color Imaging" or the "Company"), we transmit for filing Color Imaging's responses to the Staff's letter of comment dated June 2, 2005. For your convenience, the comments contained in that letter are reprinted below in italics. Unless otherwise indicated, all page references are to the marked copy of the Schedule 14A (file no. 0-16450). Concurrently, we have filed an amendment to the Schedule 14A.

     On behalf of the Company, we respectfully request confidential treatment under the Freedom of Information Act (the "FOIA") (5 U.S.C. ss. 552), pursuant to the provisions of 17 C.F.R. ss. 200.83, of the Actuary Report identified as confidential, which are being provided supplementally to the staff (collectively, the "Confidential Materials"). Further discussion of this confidential treatment request appears at the end of this letter.

SCHEDULE 13E-3

INTRODUCTION

1. Please revise the references to an "annual" meeting in this section and to a "special" meeting in Item 16(a)(i) to make them consistent.

     RESPONSE:

     We have revised the documents to reflect that this is the annual meeting.

                                                          Mr. Daniel F. Duchovny
                                                                   June 24, 2005
                                                                          Page 2



2. Please revise the last sentence in the second paragraph of this section to avoid stating that a proxy statement is incorporated by reference into itself.

     RESPONSE:

     We have deleted this sentence as it is redundant with the information in the third paragraph.


3. We note that Mr. Jui-Chi Wang, Mr. Jui-Hung Wang and Mr. Jui-Kung Wang serve on your board of directors and share voting and dispositive authority with respect to the shares of your common stock held by General Plastic Industrial through Chi Fu Investment. Please advise us why each of those persons has not also been identified as a filing person in the Schedule 13E-3.

     RESPONSE:

     We have examined Rule 13E-3 and believe that these three directors, as well as Sueling Wang (see comment 4 below), are required to be listed as filing persons. These four individuals collectively control most of the common stock of the Company and comprise a majority of the board. We have added them as filing persons.


4. We note that Sueling Wang is a director of the company who will continue in that capacity after the reverse stock split and his beneficial ownership of shares of your common stock will be approximately 17%. As for Mr. Sueling Wang and any other of your directors and executive officers, please provide an analysis as to whether each is engaged in this going private transaction. For help in making this determination, please review Section II.D.3 of our Current Issues Outline, publicly available at our website at www.sec.gov.

     RESPONSE:

     See comment 3 above. We believe the four Wangs represent the group controlling the Company and the outcome of the transaction. The other directors and officers play a much smaller role in the major business decisions of the Company, and we believe they are not filing persons.


5. Each filing person must individually comply with the filing, dissemination, disclosure and signature requirements of Schedule 13E-3. Therefore, you will need to include all of the information required by Schedule 13E-3 and its instructions for any filing persons added in response to the preceding comments. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which he relied in reaching such a conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13,1981). In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of the company, and this fact should be reflected in the disclosure. In addition, be sure that each new filer signs the Schedule 13E-3 in his or her individual capacity.

     RESPONSE:

     We have added information regarding the filing persons at the "Position of the Wangs as to the Fairness of the Transaction" at pages 4 and 25. Each of these filing persons has signed the 13E-3.

                                                          Mr. Daniel F. Duchovny
                                                                   June 24, 2005
                                                                          Page 3


6. Please note also that you must include the information required by Items 3, 5, 6, 10 and 11 of Schedule 13E-3 with respect to each executive officer and director of your corporation. For example, you need to provide all of this information with respect to Mr. Wilson. See General Instruction C to
     Schedule 13E-3. In addition, provide the disclosure required by Item 1005(a) with respect to the filing persons and each of your executive officers and directors.

     RESPONSE:

     There is disclosure about Mr. Wilson's employment arrangements under Executive Compensation at page 72 ("Overview" and "Base Salary"), page 73 ("Stock Based Incentive Plans") and page 76 ("Employment Agreements"). Other information about Mr. Wilson is included under the following headings: Interests of Certain Persons in Matters to be Acted Upon; Security Ownership of Management; Section 16 Compliance.


PRELIMINARY SCHEDULE 14A

GENERAL

7. Rule 14a-4(b)(1) requires you to separately break out on the proxy card each matter to be voted on. Separate matters may be cross-conditioned upon one another, such that one will not pass unless the other does. See the September 2004 interim supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations (available on our Web site). We believe you must present as separate matters: (i) each potential ratio for the reverse stock split; and (ii) potentially also the forward stock split. Please revise to allow shareholders to separately vote on each potential ratio for the reverse stock split and the forward split, or explain why, based on our telephone interpretation and the reasoning articulated in this comment, separation is not required. With respect to a separate vote on the forward stock split, if you choose to present your analysis, it should note whether state law and/or Color Imaging's governing instruments require a shareholder vote.

     RESPONSE:

     We believe that the reverse stock split proposal is a single proposal and does not require "unbundling" into separate matters for each ratio. In no event will there be more than one action taken in regard to the reverse split; there will be only one reverse split. The board is asking for authority to choose one from several ratios at which to do the single reverse split. A vote on multiple splits would not be meaningful, for instance, if the shareholders approved 2 out of the 3 ratios. There is no scenario under which the Board would implement 2 reverse splits.

     This is different from the situation described in the September 2004 interim supplement. There the staff discusses a merger which then might also lead to a second change in, for instance, the charter or bylaws. The staff gives as an example a staggered board which was not previously in place at the acquired company before the merger. So in that case there would be a 1. merger, followed by, 2. change to a staggered board. Here there is only going to be one reverse split.

     The Board explicitly is asking for the authority to choose the ratio after the meeting, without additional input or choice from the shareholders. To suggest that the shareholders have such a choice would be misleading. The shareholders cannot choose between one ratio or another, there either will be a reverse split or not. Once that determination is made, the Board will choose the ratio. The reason for not giving them the choice is not due to obstinacy on the part of the Board - rather the Company cannot achieve the benefits of the going private transaction unless the ratio can be adjusted to make sure that the transaction stays within the budgetary guidelines deemed prudent by the Board and at the same time cashes out the optimal number of small holdings. As explained elsewhere in the proxy statement, this is due to the anticipated problem of stockholders changing their positions from now until after the record date for the meeting but before the record date for the split, coupled with the Company's limited budget for effectuating the reverse split. If we make each of the reverse split

                                                          Mr. Daniel F. Duchovny
                                                                   June 24, 2005
                                                                          Page 4


     ratios a separate proposal and the stockholders could approve one, all or a combination of the proposals, the Board would still reserve the right to select among the approved proposals the one that in its judgment required the least cash expenditure while also cashing out the optimum number of small holders. If required to make each reverse split ratio a separate proposal, the Board could not assure that the proposal receiving the largest number of votes would be acted upon, since any such ratio approved by the stockholders may be one that exceeds the level of expenditure the Board has established as prudent and or may not cash out sufficient numbers of small holders. This may lead to an otherwise unnecessary abandonment of the Transaction. If the stockholders approved one or two of the ratios but not the others the Board may not be able to complete the transaction and achieve the benefits for the company. Regardless of the ratio chosen, any stockholders who are cashed out will receive the same amount per pre-split share, i.e. $1.10, so the choice of ratio does not have a financial impact on the individual stockholder.

     We would also point out that there have been numerous companies which have presented reverse splits with multiple ratios as a single proposal. See e.g., the definitive proxy statements for First Virtual Communications Corp. (4/30/03), Panamerican Bancorp (3/6/03, Penton Media (4/28/03), WJ Communications, Inc. (6/24/03), Railworks (3/29/01), Point West Capital Corp. (3/23/01), Lightspan, Inc. (7/29/03), Loral Space & Communications, Ltd. (4/18/03). See also Stratus Properties, Inc. (3/29/01), Bestway, Inc. (4/15/05) and The Alpine Group, Inc. (11/04/04), where a reverse split was combined with a follow on forward split into a single proposal. While we realize that the staff is not bound by past filings, we think it is significant that counsel for many companies who have addressed this issue have concluded that it is a single proposal.

     With respect to the forward stock split, we believe the Board has the authority to approve a forward stock split without stockholder approval, if the forward split was reformatted as stock dividend. Therefore we do not believe this should need to be presented to the stockholders as a separate matter. We could simply reformat it and remove the reference to the forward split from the proposal, and may be willing to do so if the staff feels strongly about this. If we removed if from the proposal we could describe it elsewhere in the proxy statement. However, we believe it gives a more complete picture of the proposal to leave it in the proposal as a unified plan of action, with the reverse split followed by a forward split at the inverse of the ratio selected for the forward split. In any event, the Board does not intend to complete a forward split unless it is in connection with a reverse split. Therefore, it is not particularly meaningful to present it as a separate matter to be acted upon.


8.   Please include the legend required by Rule 13e-3(e)(1)(iii).

     RESPONSE:

     We have added this legend to the front cover.


9. Please include the form of letter of transmittal as an appendix to your proxy statement.

     RESPONSE:

     We have added the form of letter of transmittal as Exhibit D to the proxy statement.

                                                          Mr. Daniel F. Duchovny
                                                                   June 24, 2005
                                                                          Page 5


SUMMARY TERM SHEET - PAGE 3

10. It appears from the subsection entitled "Voting Information" that the approval of proposal 1 is assured. Please state affirmatively that approval is assured here and throughout the proxy statement.

     RESPONSE:

     We have added this statement on page 1 in the "Stock Splits Proposal, at page 4 "Voting Informatin,"in paragraph two of the Q&A "How will the Board Select the Reverse Stock Split Ratio" at page 12, at page 16 in Q&A "What are the Approval Requirements for the Stock Splits Proposal?" and at page 20 "Fairness of the Stock Splits."


11. We note your reference to the Private Securities Litigation Reform Act of 1995 in the "Cautionary Notice" subsection. The safe harbor for forward looking statements provided in the Reform Act does not apply to statements made in connection with a going private transaction. See Sec. 21E(b)(1)(E) of the Securities Exchange Act of 1934. Revise your proxy statement to delete the reference to the Reform Act, or revise to state explicitly that its safe harbor provisions do not apply in the context of this transaction.

     RESPONSE:

     We have revised the cautionary notice at page 5 to refer to the "bespeaks caution" doctrine rather than the Reform Act. However, we believe the Reform Act may apply to portions of the Proxy Statement inasmuch as the Proxy Statement relates to other matters connected with the Annual Meeting in addition to the going private transaction.


12. Please reorganize your filing so that all of the disclosures required by Items 7, 8 and 9 of Schedule 13E-3 is in the Special Factors section and avoid duplication of your disclosure to the extent possible. We note, for example, the section "Background of the stock splits" is not included under the Special Factors, and the subsections "Reasons for the stock splits" and "Did the board consider any disadvantages?" within the Special Factors appear to be duplicative.

     RESPONSE:

     We have reorganized the document to pull the "Background" section under the Special Factors" heading and to designate "The Opinion of CBIZ" as an additional part of "Special Factors." In addition, we have deleted duplicative material under "Reasons for the Stock Splits," "Did the board consider any disadvantages," "Background of the stock splits," and "Advantages of the Stock Splits."

                                                          Mr. Daniel F. Duchovny
                                                                   June 24, 2005
                                                                          Page 6


SPECIAL FACTORS

PURPOSES OF THE STOCK SPLITS - PAGE 7

13. We note your reference to possible trading of your shares in the Pink Sheets. Please describe the nature of this service, and the eligibility and disclosure requirements with respect to your shares.

     RESPONSE:

     We have added a description of Pink Sheets at page 6.



REASONS FOR THE STOCK SPLITS - PAGE 7

14. Please clarify how you will realize cost savings of $50,000 from audit fees if you continue having your financial statements audited after your reporting obligations are suspended, as disclosed in the section "Effects of the stock splits" (page 15).

     RESPONSE:

     We have added clarifying disclosure in the table at page 7.


15. Please explain whether you considered using an alternative ratio that would have enabled some unaffiliated stockholders to retain an ownership interest in your company while still sufficiently reducing the total number of stockholders so that you may seek to terminate your Exchange Act reporting obligations. See Item 1013(c) of Regulation M-A.

     RESPONSE:

     We have added a paragraph "The Reasons for the Reverse Stock Split Ratios" at page 8.



DID THE BOARD CONSIDER ANY DISADVANTAGES OF GOING PRIVATE? - PAGE 9

16. Refer to the last sentence in this section. Please tell us, with a view toward revised disclosure, why you express doubt regarding the aggregate payment amount to be made as a result of the reverse stock split.

     RESPONSE:

     We have added language to clarify that the cost may vary from our estimates due to changes in the number of shares to be cancelled in the reverse stock split as the result of stockholder trading between the announcement of the Transaction and the Effective Date of the Stock Splits Proposal (See "The Reasons for the Reverse Split Ratios" at page 8).

                                                          Mr. Daniel F. Duchovny
                                                                   June 24, 2005
                                                                          Page 7


17. The circumstances under which the board may choose to abandon the going private transaction despite shareholder approval are material and should be described with as much specificity as possible in the Summary Term Sheet section.

     RESPONSE:

     We included a more detailed discussion of the considerations for abandoning the transaction at page 1 of the Summary Term Sheet and in a separate Q&A ("How will the Board Select the Reverse Split Ratio?") on page 12.


18. Your disclosure here indicates that the board reserves the right to "if and when to effect the reverse stock split." With respect to the anticipated timing of the reverse split, please describe your current intentions here and where appropriate in the proxy statement, including in the Summary Term Sheet.

     RESPONSE:

     We have added a statement of the board's intention in the Summary Term Sheet and in this section at page 12.



HOW WILL THE BOARD SELECT THE REVERSE SPLIT RATIO? - PAGE 10

19. Please provide a table showing the costs associated with each proposed stock split ratio and the effect of each ratio on the number of shares outstanding as of a recent date. Also, disclose how you expect to notify shareholders of the ratio selected.

     RESPONSE:

     We have added this disclosure beginning at page 12 with the disclosure of how the Board will notify shareholders of the ratio selected being on page 13, after the table.


20. Clarify the basis on which the company will select the final ratio for the reverse stock split. For example, does it intend to choose the ratio that will allow as many unaffiliated shareholders as possible while still having the desired effect of taking the company private?

     RESPONSE:

     We have added this disclosure at page 12.



IS THERE A POSSIBILITY THAT THE BOARD WILL NOT COMPLETE THE STOCK SPLITS? - PAGE 11

21. We note in the last bullet point that the approval of the stock splits is subject to a determination of continued compliance with the covenants of your credit arrangements. Please expand your disclosure to describe those covenants and how they may be affected by the stock splits.

                                                          Mr. Daniel F. Duchovny
                                                                   June 24, 2005
                                                                          Page 8


     RESPONSE:

     A description of the covenants has been added to page 13.



WHAT IF I HOLD SHARES IN "STREET NAME"? PAGE 11

22. Expand this section to explain what it means to hold shares in "street name."

     RESPONSE:

     We have expanded the discussion of "street name" at page 14.


WHAT ARE THE INTERESTS OF AFFILIATES? - PAGE 12

23. Please explain the nature of the payment to the wife of Mr. Sueling Wang disclosed in the last sentence of this section (i.e., Why was this payment made and what services did Ms. Wang perform?). Was she a member of the special committee of directors? Did each of the persons listed in this section receive payments of $20,000?

     RESPONSE:

     This was a typographical error. We have corrected this at page 15 to state that the wife owns 1,000 shares which will be cashed out in the reverse stock split. She has not and will not receive any payments. The only person to receive the $20,000 was Mr. Eiswirth, the sole member of the Special Committee, and we have added an additional disclosure indicating that it is our belief he will be paid from $5,000 to $10,000 more in connection with his duties in connection with the Transaction.


24. Expand this section to disclose how the percentage of shares held by affiliates will change as a result of the reverse and forward stock splits.

     RESPONSE:

     We have added this disclosure at page 15.


EFFECTS OF THE STOCK SPLITS - EFFECTS ON THE COMMON SHARES - PAGE 13

25. The disclosure here is incomplete because it fails to discuss the effects of deregistration on the common shares as a result of the reverse stock split. Please revise to address.

     RESPONSE:

     We have expanded the disclosure to add this discussion at page 16.

                                                          Mr. Daniel F. Duchovny
                                                                   June 24, 2005
                                                                          Page 9


EFFECT ON COMMON SHARES HELD IN STREET NAME - PAGE 14

26. See our comment above concerning the need to explain the meaning of the term "street name" that you use throughout this document.

     RESPONSE:

     We have added a brief explanation of "street name" at page 16.


27. The disclosure here suggests that shares held in street name may be treated differently for purposes of the reverse and forward stock splits than those held directly by an individual owner. If this is the case, this difference should be prominently and clearly disclosed where appropriate in this disclosure document. For example, in determining who will be cashed out in the reverse stock split, will you aggregate all shares held through the same record holder nominee? If so, how can a shareholder determine whether his or her nominee holds sufficient shares so as to enable the shareholder to remain as a shareholder after the reverse and forward splits?

     RESPONSE:

     At pages 17-18, we have added an explanation of the treatment of shares held in street name.



ALTERNATIVES TO THE STOCK SPLITS - PAGE 16

28. Note that state law does not provide appraisal rights in connection with this transaction. Discuss whether this was a factor in setting the structure of this going private transaction. That is, how did the board consider the lack of appraisal rights in choosing the method by which to take the company private? Would appraisal rights have been available had you chosen a different means?

     RESPONSE:

     In the last paragraph in this section at page 19, we have added the disclosure that the Stock Splits Proposal was chosen as the most viable method by which the company could assure that it could complete the transaction within its budgeted resources and that as a consequence appraisal rights did not exist. In addition, a disclosure has been added to "Reasons for the Stock Splits" at page 9.


29. The disclosure under "How did the Board Determine the Fairness of the Reverse Stock Split?" on page 12 lists more alternative kinds of transactions that the special committee considered. These include mergers and acquisitions and "other transactions" besides going private. Please discuss those here, and why the special committee chose to pursue this going private transaction.

     RESPONSE:

     We have added discussion of additional alternatives in the first two paragraphs of this section at page 19.

                                                          Mr. Daniel F. Duchovny
                                                                   June 24, 2005
                                                                         Page 10


FAIRNESS OF THE STOCK SPLITS - PAGE 16

30. Explain why (as stated on page 19) the special committee determined that neither book value nor liquidation value accurately reflect the value of the company "in light of its business and assets." What specific facts about its assets and business caused this conclusion?

     RESPONSE:

     We have added more information on these points at page 21 and in the "Background of the Stock Splits" at pages 50-51.



ADVANTAGES OF THE STOCK SPLITS - PAGE 17

31.  Please explain the meaning of the "indicated value."

     RESPONSE:

     The use of this term was unclear, so we removed it. The intention is to convey that the market price on OTC Bulletin Board does not reflect the full value of the common stock.


32. Revise your document to ensure that you have provided a reasonably detailed discussion of each material factor forming the basis for your fairness determination in accordance with Item 1014(b) of Regulation M-A. A listing of the factors considered, without a discussion of how that factor relates to the determination that the transaction is fair to the unaffiliated stockholders (i.e., how each factor was analyzed) is inadequate. See In the Matter of Meyers Parking Systems Inc., Securities Exchange Act Rel. No. 26069 (September 12, 1988). For example, we note the lack of a going concern value, current value and historical value analyses, the lack of a quantification of the liquidation value and the indicated value. If true, indicate why any factor was not material to this transaction. If any of these factors were disregarded or not considered despite being material, please discuss the reasons why those factors were disregarded or not considered. If any of these factors indicated a higher value than the $1.10 per share to be paid to the unaffiliated shareholders, your discussion should address that difference and include a statement as to the basis for the belief that the transaction is fair despite the difference in value. See Questions 20 and 21 in Exchange Act Release No. 17719 (April 13, 1981) for guidance in revising your disclosure.

     RESPONSE:

     We have addressed the following  factors at pages 21-22:

               a. Current Market Prices - A supplemental current market price schedule has been added to the fairness opinion summary

               b. Historical Market Prices-A supplement historical market price schedule has been added to the fairness opinion summary

               c. Net book value - Net book value data is presented along with the current market price data and the historical market price data

               d. Going concern value - The Discounted Cash Flow method, the Public Company Method and the Mergers and Acquisition Method represent estimates going concern value. As clarification

                                                          Mr. Daniel F. Duchovny
                                                                   June 24, 2005
                                                                         Page 11



                    the term Going Concern has been added to the summary discussion of the opinion

               e. Liquidation value - The disclosure has been revised to say that CVG concluded that liquidation value was lower than other alternatives.

               f. Purchase price paid in previous purchases - We considered current market data

               g. Any report or appraisal -Management has not obtained and therefore has not disclosed any report or appraisal of the value of the Company's common stock

               h.   Firm offers-Color Imaging has received none.


33. Please provide more details about how you arrived at the price per share to be paid for the shares held by your unaffiliated security holders as a result of the going private transaction. Your expanded discussion should state who set the price and by what methodology.

     RESPONSE:

     We have added a discussion of the determination of the price at page 19 and in "Background of the Stock Splits" sections at pages 50-51.



OPINION OF CBIZ VALUATION GROUP -- 19

34. The disclosure on page 34 in the Background section later in the disclosure document indicates that on April 14, 2005, the Board received a report from CVG "to consider strategic alternatives of Color Imaging, including a merger or going private transaction." However, the disclosure here does not seem to describe any alternative transactions analyzed by CVG, as required by Item 1015 of Regulation M-A. Please revise.

     RESPONSE:

     The disclosure has been changed to incorporate the alternative transactions considered at page 27.



35. We note your disclosure in the proxy statement that the fairness opinion is "solely" for the information of the board of directors and is not to be relied upon by any Color Imaging security holder. We also note that the fairness opinion includes similar language limiting its benefit "solely" to the board of directors. Revise the proxy statement disclosure and the fairness opinion to make clear, if true, that unaffiliated security holders may rely upon the materials when making their evaluation. See Section II.D.1 of our Current Issues Outline for further guidance.

     RESPONSE:

     We have revised the proxy statement at page 26 to state that the opinion is for the "use and benefit" of the Board and we have removed the term "solely." We have deleted the statement that the opinion may not be relied upon by the stockholders. Corresponding changes have been made to the opinion itself. As provided by the engagement letter with CVG, we also have added a statement that Color Imaging has indemnified CVG from any liability for claims related to CVG's services (including the fairness opinion) unless there is a final determination of CVG's bad faith, gross negligence,

                                                          Mr. Daniel F. Duchovny
                                                                   June 24, 2005
                                                                         Page 12


     or willful or intentional misconduct. At page 39, we have added the statement of the SEC's policy that the indemnification may not be enforceable. As disclosed in the proxy statement, Color Imaging believes that these terms may limit the ability of the stockholders to seek redress against CVG. In addition, since the opinion itself is addressed to the Special Committee of the Board and not the stockholders, it is unclear whether and to what extent stockholders may directly rely on the opinion of CVG. However, the Board clearly relied on the opinion and the Board has a fiduciary duty to the stockholders. Whether the Board has met its duty will turn, in part, on the reasonableness of the Board in relying on the CVG opinion. We believe this area of the law is complex and unsettled, and does not lend itself to a simple statement that the stockholders may rely on the opinion.


36. Please provide the disclosure required by Item 1015(b)(6) of Regulation M-A. Please include a summary of the results achieved in each analysis, the underlying data for each analysis (i.e., list the comparable companies and transactions and the financial measures used), and a tabular description of how those results (i) compare with the per share consideration offered to unaffiliated shareholders, and (ii) support the ultimate fairness opinion rendered by CVG. Please refer to the additional comments in this regard below.

     RESPONSE:

     The disclosures in the CVG discussion have expanded to include a summary of the results achieved in each analysis and its underlying date. Also, a table has been added to the CVG conclusion to summarize the indicated per share values for each of the valuation methods at page 38 of the conclusion. 37. Please provide the statement required by Item 1015(c) of Regulation M-A.

     RESPONSE:

     We have added this statement at page 26.



PURPOSE AND CONTENT OF THE FAIRNESS OPINION - PAGE 20

38. Please provide us with supplemental copies of any materials prepared by CVG in connection with its fairness opinion, including any "board books," draft fairness opinions provided to your board of directors and any summaries of presentations made to your board of directors (including the materials presented by CVG to your board of directors on April 6, 2005). All such materials generally fall within the scope of Item 1015 of Regulation M-A and must be summarized in the disclosure document and (if written) filed as an exhibit to the Schedule 13E-3. In addition, each presentation, discussion, or report held with or presented by CVG, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Revise to summarize all the presentations made by CVG, if any, and file any additional written reports as exhibits pursuant to Item 9 of Schedule 13E-3.

     RESPONSE:

     The "Assessment of Strategic Alternatives" presented to the Board on April 14, 2005, by CVG has been provided supplementally as requested. There was no presentation to the board by CVG on April 6, 2005, and the proxy statement has been edited at pages 49 to more clearly reflect what meetings took place. The only materials received by the board from CVG was the presentation of April 14, 2005, and it is provided as Exhibit (c) (v) to
     Schedule  13E-3. We have added Exhibit (c) (ii) to the Schedule 13E-3 which

                                                          Mr. Daniel F. Duchovny
                                                                   June 24, 2005
                                                                         Page 13



     is the preliminary report presented by CVG to the Special Committee on March 28, 2005. Subsequent to the preliminary report, CVG prepared and provided additional data, Exhibit (c) (iii) to Schedule 13E-3, on other companies who went private and were currently covered by the Pink Sheets in order to assess the impact on stock liquidity after a company is no longer a reporting company. As explained in the proxy statement at page 50, on April 13 the Special Committee received a draft copy of the report that ultimately provided to Board on April 14 (Exhibit (c) (v)). This preliminary report was the same as the one received by the Board except for additional slides requested by the Special Committee, as described in the proxy statement and Exhibit (c) (iv) of the Schedule 13E-3. On May 2, 2005, the Special Committee received the CVG Fairness Opinion, and it is included as Exhibit A to the proxy.



39. Please revise the last sentence in the first (partial) paragraph on page 21 to clarify the disclosure.

     RESPONSE:

     We have revised this sentence at page 28 to make it more clear.


40. Please disclose the financial projections for fiscal years ended December 31, 2005 to 2009 provided to CVG.

     RESPONSE:

     The financial projections for 2005 through 2009, as adjusted by CVG to remove the expense budgeted in connection with the cancellation of the options (since the Board determined that the options need not be cancelled) and an approximate mid range of the savings the Company projected for no longer being a reporting company, have been disclosed in the table we added under "Discounted Cash Flow Method" at page 32.


41. Refer to the last paragraph on page 21. We note that this cautionary language, and the language following it, appears elsewhere within the disclosure describing the fairness opinion issued by CVG. Please avoid duplicative disclosure.

     RESPONSE:

     We have deleted the redundant language.



DISCOUNTED CASH FLOW METHOD - PAGE 23

42. Please explain how CVG determined that discount rates of 14-21% and EBITDA multiples of 5x-7x were the most appropriate indicators of value. Disclose the industry averages.

     RESPONSE:

     The summary of the opinion has been supplement with a table that contains the data related to the discount rate estimates. The summary has also been supplement to describe the considerations taken into account in arriving at

                                                          Mr. Daniel F. Duchovny
                                                                   June 24, 2005
                                                                         Page 14



     the exit multiples, i.e. comparable company EBITDA multiples, the Company's estimated cost of capital, and the estimated growth rate.


43. Please revise to disclose the data underlying the results described in each analysis and to show how that information resulted in the values already disclosed. Please apply this comment to every CVG analysis disclosed.

     RESPONSE:

     The data underlying the results for each analysis have been incorporated in the proxy statement together with a summary of the results in the conclusion of the opinion. The proxy statement has been supplement to disclose the estimates of revenue and net cash flow both on a stand-alone and a reverse stock split basis, based upon the forecast of management, as adjusted, by CVG for the Company's not incurring the option cancellation or public company reporting expenses.


44. Explain how CVG reached its fairness opinion given that in each of the discounted cash flow analysis the majority of the results indicate a per share value higher than the consideration to be paid to cashed-out security holders.

     RESPONSE:

     CVG considered a range of cost of capital estimates and exit multiple estimates in its discounted cash flow analysis as a means of illustrating a range of possible values. It is not intended as a sample. CVG did not consider any single method or result in reaching its opinion but instead considered many factors and other methods that when taken together supported its opinion. With respect to the results of the discounted cash flow approach CVG considered the Company's historic performance compared to budget/forecast and the risk inherent in managements projections, particularly the significant reliance on color toner products yet to be perfected or developed, when considering the results of the discounted cash flow method. To clarify the disclosures, a summary table has been included in the conclusion at page 38.



PUBLICLY-TRADED COMPANY ANALYSIS - PAGE 23

45. Please disclose the measures used to conduct these analyses for Color Imaging (in each of the stand-alone and the stock splits basis).

     RESPONSE:

     The summary has been updated to disclose the measures used to conduct these analyses.


46. We note in the "Reverse stock split basis" section that CVG used pro forma 2004 results. It appears that at the time CVG issued its opinion, audited financial statements were available. Please explain why CVG used pro forma 2004 results instead of audited financial information for 2004 and the effect of the use of that information on the ability of the special committee and the board of directors to make the required fairness determination.

                                                          Mr. Daniel F. Duchovny
                                                                   June 24, 2005
                                                                         Page 15


     RESPONSE:

     The reverse stock split basis assumes that the Company completes the contemplated transaction and takes into account the anticipated cost savings. The pro forma financial statements reflect these adjustments that were made to the 2004 audited statements of Color Imaging. The pro forma 2004 EBITDA on a reverse split basis reflects a mid-range estimate of $134,500 in annual savings for a pro forma 2004 EBITDA of $1,593,724. The pro forma 2004 net income on a reverse split basis includes the tax effect of the $134,500 savings, or $80,400, for an estimated $544,963.



MERGER AND ACQUISITION ANALYSIS - PAGE 25

47. Please list the six transactions that CVG used in its analysis and present the relevant information from each transaction that CVG used to conduct its analysis. In addition, please explain why CVG selected only the 2004 transaction (in the stand-alone basis analysis).

     RESPONSE:

     The discussion of the opinion has been supplemented at page 36 to disclose the six transactions used in its analysis. The discussion has also been supplemented to explain that the 2004 transaction was selected because the acquiree is more comparable to the Company relative to the other transaction, and the remaining five transactions took place in 2000 when market conditions for technology related companies were more favorable compared to those that exists as of the date of the CVG opinion.



PREMIUM ANALYSIS - PAGE 25

48. Please show the transactions and relevant data used by CVG in this analysis. In addition, explain why the SICs selected are relevant to the analysis and the data underlying the results presented.

     RESPONSE:

     The data used in the premium analysis was published by Mergerstat Review. The discussion of the opinion has been supplemented at page 37 to disclose the source of this information. The discussion of the opinion has also been supplemented to explain that the SIC codes selected were based on the Company's primary SIC code and the SIC codes disclosed by the public companies that are engaged in the manufacture or distribution of toner products and other computer peripheral devices.



QUORUM AND REQUIRED VOTE - PAGE 27

49. We note your disclosure in the fourth paragraph of this section that broker non-votes and abstentions will have the effect of votes against the proposal, while the sixth paragraph states that neither broker non-votes nor abstentions will be counted for purposes of determining whether the proposals are approved. Please revise to address this discrepancy.

     RESPONSE:

         We have corrected this discrepancy at page 40.

                                                          Mr. Daniel F. Duchovny
                                                                   June 24, 2005
                                                                         Page 16


50. Rule 14a-4(c)(3) contemplates the use of discretionary authority only for matters unknown "a reasonable time before the solicitation." Please revise the fifth paragraph in this section to clarify and revise your proxy card accordingly. In this regard, it is not clear what you mean by "amendments or variations" to the matters listed here, for which you purport to have discretionary proxy authority. Please advise or revise.

     RESPONSE:

     We have revised this paragraph at page 40 to remove the reference to amendments and variations, and to clarify that we will have discretionary authority only for matters for which we did not have notice prior to the shareholder proposal deadline. See Rule 14a-4(c)(1) with respect to annual meetings.



SOLICITATION AND COSTS - PAGE 27

51.  Please revise the table in this section to include footnote 2.

     RESPONSE:

     This was a typographical error in the EDGAR document. We have now corrected it.



BACKGROUND - PAGE 30

52. In this section, you chronologically discuss a variety of alternate transaction or business combination partners considered by the company. In almost every case, after briefly describing such party or potential transaction, you simply cryptically state that it did not occur. Please revise this section generally to fully explain, in context, why each particular transaction or merger partner was not pursued. For example, at the bottom of page 30, you state that in July 2003, management was contacted by a merger and acquisition firm that indicated it had a client interested in investing in Color Imaging. The next sentence reads: "No further contact has taken place between this firm and Color Imaging." Revise to explain why. In addition, your disclosure elsewhere in the filing concerning alternative transactions considered should discuss why, in light of the many potential alternative transactions or proposals presented during recent years, the company chose this going private transaction to address the issues confronting the company.

     RESPONSE:

     The Background disclosures have been revised beginning at page 44 to incorporate additional disclosures as to why each transaction was not pursued as well as why, having not been able to complete an alternative merger or acquisition transaction, the company formed a Special Committee to investigate strategic alternatives, including going private, and chose the going private transaction.


53. Expand this section to more specifically describe the company's initial decision to explore going private. The meeting between management and two members of the board on August 9, 2004 appears to have been the first time the board considered this course of action. Expand to specifically identify the parties involved in the discussions, who initiated them and why. Also, briefly summarize the discussions.

     RESPONSE:

     The additional disclosures describing the August 9, 2004 meeting have been incorporated at pages 45-46.

                                                          Mr. Daniel F. Duchovny
                                                                   June 24, 2005
                                                                         Page 17


54. See our comment above. Update the disclosure to indicate whether there have been any further contacts with the potential merger partner that is a toner products wholesaler and with whom you met in August 2004. That is, have there been any further discussions about a potential transaction between the parties or about the status of the non-disclosure agreement? Did you discuss with this party your plans to take the company private?

     RESPONSE:

     The additional disclosures have been added to the paragraph beginning "On August 30, 2004..." at page 46 indicating that the confidentiality non-disclosure agreement has not been executed, and that after the Company filed its Form 8-K announcing its intent to go private that during ordinary course business discussions with this customer the Company disclosed to it its intention to go private; and, while neither party has ruled out the possibility of a merger transaction, no new matters in that regard have been discussed.


55. Refer to the disclosure in the last two paragraphs on page 32, continuing on to page 33. Clarify the status of the potential business combination transaction with a customer that appears to have been close to fruition. That is, explain why, after focusing on its year end financials, the company did not continue discussions with this party. Your expanded disclosure should summarize the material terms of any transaction discussed, including a per share value if discussed.

     RESPONSE:

     We have revised the proxy statement at page 47, the paragraph following the meeting of the Board on November 15, 2004, to disclose the major terms of a possible agreement, and made additional disclosures regarding the status of the transaction at page 49 in the paragraphs beginning with the dates of March 22 and April 7, 2005, wherein the latter it is disclosed that the Company only recently learned that this party intended to accept an investment from another for a significant ownership percentage of its company and on June 8, 2005, made public its acquisition of another in its industry.


56. Expand to discuss the $1 million maximum the Board set as the most it was willing to spend on a going private transaction. Explain how and why it set this figure and whether it was communicated to the Special Committee and/or CVG in determining the price to be paid per share.

     RESPONSE:

     The disclosures have been revised at page 48 to include that the $1 million budget guideline was discussed at the regular meeting of the Board on January 27, 2005, at which time the Board appointed the Special Committee. The sole member of the Special Committee was in attendance at this meeting of the Board and in the event the Special Committee were to recommend a going private transaction it knew, and later communicated to CVG, that the $1 million budget guideline existed. The budgetary guideline was not considered by the Special Committee, the Board or CVG when determining the price per share to be paid for the common stock of the Company.

                                                          Mr. Daniel F. Duchovny
                                                                   June 24, 2005
                                                                         Page 18


57. In your discussion of the formation of the Special Committee (made up of a single member), describe the interests of that member in this transaction. Is the member employed with the company? Will he or she continue as a shareholder after the reverse and forward stock splits? Also, identify the member of the Special Committee by name here.

     RESPONSE:

     We have identified the committee member and described his interests at page 48.


58. Clarify the scope of the Special Committee's authority and its consideration of this transaction. That is, did the Special Committee consider alternative transactions such as a sale of the company? Why or why not? Did it consider alternate means of going private? Did it set the price per share to be paid?

     RESPONSE:

     The additional disclosures, in connection with the January 27, 2005, Board meeting, have been incorporated at page 48 to clarify the Special Committee's authority to investigate strategic alternatives, including but not limited to going private, and that on April 14, 2005, it determined the pre-split price for the Common Shares, recommended it to the Board and that the Board adopted that price (page 50). Further, the Special Committee's sole authority to hire/engage or terminate investment bankers, counsel or auditors is disclosed, along with its authority to negotiate the terms of any strategic alternative transaction(s) has been disclosed at page 48.


59. Explain why, if the Special Committee engaged the fairness advisor, it reviewed all proposals received from investment bankers with management. Who actually engaged CVG - management or the Special Committee?

     RESPONSE:

     The statement has been corrected at page 48 to clarify the role of management with the Special Committee and the investment bankers. The Special Committee requested the assistance of management in reviewing and comparing the proposals of the investment bankers in order to obtain any insights that management may have regarding the proposal of each investment banker. Upon the review of the proposals of each investment banker by the Special Committee, and the information provided the Special Committee in its comparison of each to the other, the Special Committee, having the sole authority granted to it by the Board, decided upon and engaged the investment banker's services.


60. Summarize the "extensive pricing analysis" and review of strategic alternatives prepared by CVG and discussed with management on February 17, 2005. See Item 1015. To the extent that any written report was received, please file it as an exhibit to the Schedule 13E-3. Provide a similar summary of the report from CVG referenced in the first full paragraph on page 34.

     RESPONSE:

     The disclosures at page 49 have been revised to clarify that there was no "extensive pricing analysis" or meeting with CVG on February 17, 2005. The Special Committee met on February 17, 2005, to review the proposals of the investment bankers and decide which to engage, deciding then to engage CVG. Thereafter CVG conducted the extensive pricing analysis, etc., and on March

                                                          Mr. Daniel F. Duchovny
                                                                   June 24, 2005
                                                                         Page 19


     28, 2005, the Special Committee met with CVG to discuss its evaluation and findings to that date. A summary of the data and discussion have been incorporated at page 49.

61. Describe the "various alternatives" discussed by your chief financial officer and the Special Committee on April 6, 2005.

     RESPONSE:

     The disclosures have been revised at page 49 to summarize the "tentative conclusions" that the Special Committee discussed with the chief financial officer, which were incorrectly describe as the "various alternatives."


62. Summarize the discussions between the Special Committee and CVG, and especially the discussions about the impact on CVG's valuation analysis of the company's net book value and prior merger discussions with third parties.

     RESPONSE:

     The disclosures have been revised at page 50 to summarize the discussions between the Special Committee and CVG on April 11, 2005, regarding the valuations, which will prescribe the forward split ratio (the inverse of the reverse split ratio).



RESERVATION OF RIGHTS - PAGE 36

63. We note the disclosure that if you decide to withdraw the stock splits proposal from the annual meeting agenda, you will file a current report on Form 8-K and make an announcement at the meeting. Please tell us your basis for not mailing such announcement to your security holders along with a new proxy card. For example, if you know a reasonable time before the meeting that you will not present the reverse stock split proposal, how do you plan to proceed?

     RESPONSE:

     The Board does not intend to withdraw the proposal prior to the meeting. We have removed the reference to this possibility from this section (see page
     53). As described elsewhere, the Board reserves the right to abandon the proposal after the meeting, so we have retained the reference to filing a Form 8-K to announce such an abandonment, as well should it be applicable, the Board's decision regarding the choice of the reverse split ratio.



INFORMATION OF CERTAIN PERSONS - PAGE 37

64.  Please include footnotes 3-13 in the table.

     RESPONSE:

     This was a typographical error in the EDGAR filing, which has been corrected in the amended filing.

                                                          Mr. Daniel F. Duchovny
                                                                   June 24, 2005
                                                                         Page 20


65. Given the beneficial ownership by Mr. Jui-Chi Wang, Mr. Jui-Hung Wang and Mr. Jui-Kung Wang of shares held of record by Chi Fu Investment, please revise the line items listing the beneficial ownership of those individuals to include such shares. Also, revise the line item for all executive officers and directors as a group accordingly.

     RESPONSE:

     We have revised the table at page 55 as indicated in your comment.



PRO FORMA FINANCIAL INFORMATION - PAGE 42

66. Please revise the pro forma income statements to ensure that the pro forma adjustments are included in the statements. We note, for example, that the adjustment to administrative expenses in the statement is either not present or showing an amount that does not correspond with the total line item.

     RESPONSE:

     This was a typographical error in the EDGAR filing, which has been corrected in the amended filing.


67. Please provide the ratio of earnings to fixed charges required by Item 1010(c)(4) of Regulation M-A.

     RESPONSE:

     This data has been added to the pro forma financial statements on pages 63 and 64.



CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS - PAGE 59

68.  Please  update  the   disclosure   with  respect  to  the  status  of  your
     indebtedness with your shareholders, which appear to have been due March 1, 2005.

     RESPONSE:

     We have added a statement, at page 79, that these notes were all paid in full in February 2005.

                                                          Mr. Daniel F. Duchovny
                                                                   June 24, 2005
                                                                         Page 21


     On behalf of the Company and the other filing persons, we make the following acknowledgement:

          o The company is responsible for the adequacy and accuracy of the disclosure in the filings;
          o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
          o The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions, please do not hesitate to contact me at (404) 873-8706.

                                     Very truly yours,

                                     ARNALL GOLDEN GREGORY LLP



                                     Robert F. Dow

cc:  Christina Chalk, Esq. (Mail Stop 03-09)
     Morris E. Van Asperen, Color Imaging
     T. Clark Fitzgerald III, Esq.

Enclosures:    Amended Schedule 14A